UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end                   December 31, 1998
                        -------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number  000-23423   (C&F Financial Corporation)

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

     Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank
     802 Main Street
     West Point, Virginia 23181

     Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation
     300 Arboretum Place, Suite 245
     Richmond, Virginia 23236

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     C & F Financial Corporation
     802 Main Street
     West Point, Virginia 23181

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Virginia   Bankers    Association   Defined
                                    Contribution  Plan for Citizens and Farmers
                                    Bank

                                    Virginia   Bankers    Association   Defined
                                    Contribution  Plan  for  C  & F  Mortgage
                                    Corporation
                                                      (Name of Plans)

Date        June 25, 1999           /s/ Thomas F. Cherry
     -------------------------      -------------------------------
                                    Thomas F. Cherry
                                    Chief Financial Officer

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                              CONTRIBUTION PLAN FOR
                            CITIZENS AND FARMERS BANK

                              West Point, Virginia

                                FINANCIAL REPORT

                                DECEMBER 31, 1998

                                 C O N T E N T S


                                                                     Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                                           1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                       2
  Statements of changes in net assets available for
    benefits with fund information                                    3-6
  Notes to financial statements                                      7-13

SUPPLEMENTAL SCHEDULES

  Schedule of assets held for investment purposes                      14
  Supplemental schedule of reportable transaction                      15

                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Virginia Bankers Association Defined Contribution
  Plan for Citizens and Farmers Bank
West Point, Virginia


         We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Winchester, Virginia
May 19, 1999

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                 Statements of Net Assets Available for Benefits
                           December 31, 1998 and 1997




                                                                                  1998                  1997
                                                                             ----------------      ----------------
       Assets

Investments, at fair value:
  Common collective trusts                                                   $      3,093,468      $      2,562,081
  Treasury obligation money market fund                                                11,821               189,780
  Participants notes                                                                   26,082                22,008
                                                                             ----------------      ----------------
         Total investments                                                   $      3,131,371      $      2,773,869
                                                                             ----------------      ----------------

Receivables:
  Employer                                                                   $        154,683      $         11,822
  Participant                                                                           6,210                14,731
  Other                                                                                     6                    39
                                                                             ----------------      ----------------
         Total receivables                                                   $        160,899      $         26,592
                                                                             ----------------      ----------------

Cash                                                                         $             55      $            - -
                                                                             ----------------      ----------------

         Total assets                                                        $      3,292,325      $      2,800,461
                                                                             ----------------      ----------------


     Liabilities and Net Assets Available for Benefits

Other liabilities                                                            $         12,396      $         31,065
                                                                             ----------------      ----------------

         Net assets available for benefits                                   $      3,279,929      $      2,769,396
                                                                             ================      ================


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                  Statement of Changes in Net Assets Available
                       for Benefits with Fund Information
                      For the Year Ended December 31, 1998



                                             VBA Current       VBA Capital        VBA Moderate        VBA Wealth
                                               Income         Preservation          Growth             Buildings
                                                Fund              Fund               Fund                Fund

Assets
  Additions to net assets
    attributable to:
      Investment income
        Net appreciation in fair
          value of investments            $        7,418      $       9,843       $        22,701    $      166,462
        Interest                                     - -                - -                   - -                 -
                                          --------------      -------------       ---------------    --------------
                                          $        7,418      $       9,843       $        22,701    $      166,462
                                          --------------      -------------       ---------------    --------------

Contributions
  Employer                                $       11,753      $       9,482       $        19,134    $      138,785
  Participants                                     3,840              3,909                 7,806            96,289
  Rollover contributions                             - -                - -                   - -            18,700
  Loan repayments                                    - -                - -                   - -               - -
  Other                                              - -                 (4)                    5             1,769
                                          --------------      --------------      ---------------    --------------
                                          $       15,593      $      13,387       $        26,945    $      255,543
                                          --------------      -------------       ---------------    --------------
          Total additions                 $       23,011      $      23,230       $        49,646    $      422,005
                                          --------------      -------------       ---------------    --------------

Deductions
  Deductions from net assets
    attributable to:
      Benefits paid to participant        $          - -      $         - -       $        30,821    $      192,510
      Loans paid to employees                        - -                - -                   - -               - -
                                          --------------      -------------       ---------------    --------------
          Total deductions                $          - -      $         - -       $        30,821    $      192,510
                                          --------------      -------------       ---------------    --------------

  Net increase (decrease) prior
    to interfund transfers                $       23,011      $      23,230       $        18,825    $      229,495
  Interfund transfers                             (7,432)            71,749                91,796          (465,102)
                                          ---------------     -------------       ---------------    ---------------
          Net increase (decrease)         $       15,579      $      94,979       $       110,621    $     (235,607)

Net assets available for benefits
  Beginning of period                            174,223             17,667               247,338         1,675,067
                                          --------------      -------------       ---------------    --------------

  End of period                           $      189,802      $     112,646       $       357,959    $    1,439,460
                                          ==============      =============       ===============    ==============


See Notes to Financial Statements.



              VBA
           Aggressive
          Appreciation         Employer            Participant
             Fund             Stock Fun               Notes                Other                Cash               Total
       ---------------    ----------------        -------------        --------------       --------------      ----------------




       $        91,330     $          - -         $         - -        $          - -        $         - -      $        297,754
                   - -                - -                 2,199                   - -                2,669                 4,868
       ---------------     --------------         -------------        --------------        -------------      ----------------
       $        91,330     $          - -         $       2,199        $          - -        $       2,669      $        302,622
       ---------------     --------------         -------------        --------------        -------------      ----------------


       $       101,334     $          198         $         - -        $      (10,963)      $          - -      $        269,723
                66,428                - -                   - -               (14,731)                 - -               163,541
                   - -                - -                   - -                   - -                  - -                18,700
                25,928                - -               (25,928)                  - -                  - -                   - -
                     1                - -                   - -                   - -                  - -                 1,771
       ---------------     --------------         -------------        --------------        -------------      ----------------
       $       193,691     $          198         $     (25,928)      $       (25,694)      $          - -      $        453,735
       ---------------     --------------         --------------       ---------------       -------------      ----------------

       $       285,021     $          198         $     (23,729)      $       (25,694)      $        2,669      $        756,357
       ---------------     --------------         --------------       ---------------       -------------      ----------------




       $        22,493     $          - -         $         - -        $          - -        $         - -      $        245,824
                29,000                - -               (29,000)                  - -                  - -                   - -
       ---------------     --------------         --------------       --------------        -------------      ----------------
       $        51,493     $          - -         $     (29,000)      $           - -        $         - -      $        245,824
       ---------------     --------------         --------------       --------------        -------------      ----------------


       $       233,528     $          198         $       5,271        $      (25,694)      $        2,669      $        510,533
               253,406             59,449                (1,197)                  - -               (2,669)                  - -
       ---------------     --------------         --------------       --------------        --------------     ----------------

       $       486,934     $       59,647         $       4,074        $      (25,694)      $          - -      $        510,533


               607,399                - -                22,008                25,694                  - -             2,769,396
       ---------------     --------------         -------------        --------------        -------------      ----------------

       $     1,094,333     $       59,647         $      26,082        $          - -        $         - -      $      3,279,929
       ===============     ==============         =============        ==============        =============      ================



             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                  Statement of Changes in Net Assets Available
                       for Benefits with Fund Information
                      For the Year Ended December 31, 1997


                                           VBA Current         VBA Capital         VBA Moderate        VBA Wealth
                                               Income            Preservation         Growth            Buildings
                                                Fund              Fund                Fund                Fund
                                          ---------------     ---------------     -------------      --------------
Assets
  Additions to net assets
    attributable to:
      Investment income
        Net appreciation in fair
          value of investments            $          6,467    $         1,648     $        29,389    $      246,557
        Interest                                       - -                - -                 - -               - -
                                          ----------------    ---------------     ---------------    --------------
                                          $          6,467    $         1,648     $        29,389    $      246,557
                                          ----------------    ---------------     ---------------    --------------

Contributions
  Employer                                $          6,950    $         1,837     $        19,167    $      147,456
  Participants                                       3,404                889               5,949            82,205
  Loan repayments                                      - -                - -                 - -               - -
                                          ----------------    ---------------     ---------------    --------------
                                          $         10,354    $         2,726     $        25,116    $      229,661
                                          ----------------    ---------------     ---------------    --------------

          Total additions                 $         16,821    $         4,374     $        54,505    $      476,218
                                          ----------------    ---------------     ---------------    --------------

Deductions
  Deductions from net assets
    attributable to:
      Benefits paid to participant        $            888    $           - -     $         1,201    $       35,266
      Loans paid to employees                          - -                - -                 - -               - -
                                          ----------------    ---------------     ---------------    --------------
          Total deductions                $            888    $           - -     $         1,201    $       35,266
                                          ----------------    ---------------     ---------------    --------------

  Net increase prior
    to interfund transfers                $         15,933    $         4,374     $        53,304    $      440,952
  Interfund transfers                              158,290             13,293             194,034          (784,617)
                                          ----------------    ---------------     ---------------    ---------------

          Net increase (decrease)         $        174,223    $        17,667     $       247,338    $     (343,665)

Net assets available for benefits
  Beginning of period                                  - -                - -                 - -         2,018,732
                                          ----------------    ---------------     ---------------    --------------

  End of period                           $        174,223    $        17,667     $       247,338    $    1,675,067
                                          ================    ===============     ===============    ==============


See Notes to Financial Statements.



              VBA
          Aggressive
         Appreciation             Participant
             Fund                    Notes                    Other                     Cash                      Total
      ----------------         ----------------           -----------------        ---------------            ------------------




       $        85,426         $            - -           $             - -         $           - -           $          369,487
                   - -                      492                         - -                   2,187                        2,679
       ---------------         ----------------           -----------------         ---------------           ------------------
       $        85,426         $            492           $             - -         $         2,187           $          372,166
       ---------------         ----------------           -----------------         ---------------           ------------------


       $        79,315         $            - -           $          10,963         $           - -           $          265,688
                42,987                      - -                      14,731                     - -                      150,165
                   834                     (834)                        - -                     - -                          - -
       ---------------         -----------------          -----------------         ---------------           ------------------
       $       123,136         $           (834)          $          25,694         $           - -           $          415,853
       ---------------         -----------------          -----------------         ---------------           ------------------

       $       208,562         $           (342)          $          25,694         $         2,187           $          788,019
       ---------------         -----------------          -----------------         ---------------           ------------------




       $           - -         $            - -           $             - -         $           - -           $           37,355
                22,842                  (22,842)                        - -                     - -                          - -
       ---------------         -----------------          -----------------         ---------------           ------------------
       $        22,842         $        (22,842)          $             - -         $           - -           $           37,355
       ---------------         -----------------          -----------------         ---------------           ------------------


       $       185,720         $         22,500           $          25,694         $         2,187           $          750,664
               421,679                     (492)                        - -                  (2,187)                         - -
       ---------------         -----------------          -----------------         ----------------          ------------------

       $       607,399         $         22,008           $          25,694         $           - -           $          750,664


                   - -                      - -                         - -                     - -                    2,018,732
       ---------------         ------------------         -----------------         ---------------           ------------------

       $       607,399         $         22,008           $          25,694         $           - -           $        2,769,396
       ===============         ==================         =================         ===============           ==================


             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                          Notes to Financial Statements




Note 1.        Description of the Plan

               The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                     General

                        The Plan is a defined contribution plan maintained by Citizens and Farmers Bank pursuant to the provisions of
                        Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                        Effective January 1, 1999, the Plan was restated to include the investment option of C & F Financial Corporation Stock (Employee Stock) registered under the Securities Act of 1933.

                     Contributions

                        Each participant may elect to defer from 1% to 20% of their pretax annual compensation, as defined in the Plan. The Bank makes a matching contribution to the Plan on behalf of each participant who makes a pretax contribution. The amount the Bank contributes is 100% of the first 5% that a participant contributes. The Bank may also make a discretionary profit sharing contribution, determined annually by the Board of Directors. This contribution is allocated in proportion of a participant's covered compensation to covered compensation of all participants. Discretionary contributions declared or made by the Bank were $150,056 and $132,814 during the plan year ended December 31, 1998 and 1997, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Code.

                          Notes to Financial Statements





                     Participants' Accounts

                        Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contributions (b) plan earnings and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                     Vesting

                        The Plan's vesting provision provides that participants are immediately 100% vested in their elective contributions and earnings thereon. Vesting in the Bank's contributions occurs as follows:

                                 Number of Years of
                                     Vesting Service          Vested Interest

                            Less than 3 years                        0%
                            3 years but less than 4 years           20%
                            4 years but less than 5 years           40%
                            5 years but less than 6 years           60%
                            6 years but less than 7 years           80%
                            7 years or more                        100%

                     Investment Options

                        All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into separate investment funds established in the Trust Fund. The following provides a description of each available investment option as stated in the summary plan description:

                              Current Income Fund - This investment fund is invested primarily in short-term and intermediate-term bond funds that the Investment Manager considers appropriate from time to time. This investment fund will generally earn higher income than money market instruments or certificates of deposit. While the investment division is designed to emphasize safety and stability, its value may in fact decrease.

                              Capital Preservation Fund - This investment fund is invested primarily in corporate and government funds that the Investment Manager considers appropriate from time to time. Generally, the funds will be selected for their income and relative stability in the price of fund shares. This investment division will also contain a small stock component which provides some potential for growth. While this investment division is designed to safeguard your principal investment, its value generally will fluctuate up and down based on market conditions.

                              Moderate Growth Fund - This investment fund is invested in bond and stock funds that the Investment Manager considers appropriate from time to time. Generally, this investment fund will maintain a strong commitment to bond funds to provide current income and help stabilize the portfolio for inordinate swings in value. The value of this investment fund generally will fluctuate up and down based on market conditions.

                              Wealth Building Fund - This investment fund is invested in a diversified mix of stock and bond funds that the Investment Manager considers appropriate from time to time. Generally, this investment fund is designed to build assets and protect against inflation over the long run. The value of this investment fund generally will fluctuate up and down based on market conditions.

                              Aggressive Appreciation Fund - This investment fund is invested exclusively in stock funds that the Investment Manager considers appropriate from time to time. This investment fund is designed to provide the highest growth potential. Stock funds offer the greatest opportunity for significant gains and correspondingly, the highest degree of risk of loss in value.

                              Employer  Stock  Fund - This  investment  fund  is
                              invested exclusively in common stock of C & F Financial Corporation ("Employer Stock") and such temporary cash investments as the named Fiduciary considers appropriate from time to time. Generally, this investment fund will be invested 50% to 100% in Employer Stock. Investments in C & F Financial Corporation Stock are available beginning January 1, 1999.

                        A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the Employer Stock Fund, the remaining balance and future contributions may be invested in one other investment fund. Participants may change their investment options quarterly and any investment direction will apply to your entire account balance and to any future contributions made by you or on your behalf. If no option is selected, the account balance and any contributions will be placed into the Current Income Fund, the fund with the least potential for loss of principal value and correspondingly, the lowest anticipated return. The statement for changes in net assets available for plan benefits discloses all activity per individual funds directed by participants.

                     Participants Notes Receivable

                        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant's account and bear interest at 1/4 of 1% over the Corporation's prime rate and will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

                     Payment of Benefits

                        Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

                     Forfeited Accounts

                        At December 31, 1998, all forfeited  nonvested  accounts
                        balances   were   reallocated   among   remaining   plan
                        participants.

Note 2.        Summary of Accounting Policies

                     Basis of Accounting

                        The financial statements of the Plan are prepared under the accrual method of accounting.

                     Use of Estimates

                        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     Investment Valuation and Income Recognition

                        The Plan's investments in collective trusts are stated at contract value. Contract values as stated by Virginia Bankers Association Benefits Corporation (VBA), Plan Trustee, are determined by closing quoted market prices of the underlying securities and therefore approximate fair value at the end of the Plan year. Participant notes receivable are valued at cost which approximates fair value.

                        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                        In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for plan benefits.

                     Benefit Payments

                        Benefit payments are recorded when paid.


Note 3.        Plan Termination

                  Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in the portion of his or her account not previously vested.

Note 4.        Investments

               The  Plan's   investment   assets  are  held  by  the  custodian,
               SouthTrust Asset Management Company of Georgia, N.A.

               The following table presents the fair value of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                        December 31, 1998                      December 31, 1997
                                                  --------------------------------      --------------------------------
                                                     Number of                               Number of
                                                   Shares/Face             Fair             Shares/Face            Fair
                                                      Amount              Value                Amount              Value
                                                   -----------          ---------         ---------------       ----------
                Investment at fair value as
                 determined by quoted market price:
                Common Collective Trust Funds:
                  VBA Current Income Fund                1,631        $    183,540                 1,601     $      172,814
                  VBA Capital Preservation
                   Fund                                    905             116,322                   138             16,356
                  VBA Moderate Growth Fund               2,045             274,476                 1,869            231,348
                  VBA Wealth Building Fund              10,299           1,464,659                12,494          1,598,604
                  VBA Aggressive Appreciation
                   Fund                                  6,918           1,054,471                 4,033            542,959
                                                                      ------------                           --------------
                                                                      $  3,093,468                           $    2,562,081
                                                                      ------------                           --------------
                  SouthTrust Treasury Obligation
                     Money Market Fund                  11,821        $     11,821               189,780     $      189,780
                                                                      ------------                           --------------

                   Participant's Notes                     - -        $     26,082                   - -     $       22,008
                                                                      ------------                           --------------

                        Total investment at fair value                $  3,131,371                           $    2,773,869
                                                                      ============                           ==============



Note 5.        Tax Status

               The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


Note 6.        Party-in-Interest

               The majority of the Plan's assets are invested in common collective Trust Funds which are managed by the Virginia Bankers Association Benefits Corporation, Plan administrator and trustee of the Plan. Therefore, transactions in these funds qualify as a party-in-interest. Fair market value of these funds are based on closing market quotes of the underlying securities and fees.
               Charges for services by the party-in-interest are based on customary rates for such services.


Note 7.        Year 2000 Issue

               The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that has time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Management is aware of potential problems, not only to its own systems, but also the potential effects to the Plan of malfunctions in systems of its trustee and custodian.


Note 8.        Administrative Expenses

               Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor. Total administrative expenses paid by the Plan Sponsor were $4,790 and $4,852 for the plan years ended December 31, 1998 and 1997, respectively.


Note 9.        Significant Amendments and Events

               Investment in C & F Financial Corporation Stock is available beginning January 1, 1999. No stock has been purchased as of December 31, 1998, however allocations into the stock fund have occurred based on participants direction in anticipation of the stock purchases. Funds of the stock fund are held in a money market account until stock purchase is initiated.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1998




                                                                                                                  Fair
       Description of Asset                                 Type of Asset                    Cost                Value
----------------------------------------      ----------------------------               --------------      ---------------

VBA Current Income Fund                        Common Collective Trust Fund              $      170,062       $     183,540

VBA Capital Preservation Fund                  Common Collective Trust Fund                     105,730             116,322

VBA Moderate Growth Fund                       Common Collective Trust Fund                     228,190             274,476

VBA Wealth Building Fund                       Common Collective Trust Fund                   1,078,179           1,464,659

VBA Aggressive Appreciation Fund               Common Collective Trust Fund                     890,958           1,054,471

SouthTrust Treasury Obligation
  Money Market Fund                            Cash Equivalent                                   11,821              11,821
                                                                                         --------------       -------------
                                                                                         $    2,484,940       $   3,105,289

Participant Note                               Loan                                              26,082              26,082
                                                                                         --------------       -------------

                                                                                         $    2,511,022       $   3,131,371
                                                                                         ==============       =============



             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                Supplemental Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998



                  Number of                                                      Purchase           Selling           Net Gain
                Transactions             Description of Asset                      Price             Price             (Loss)
                ------------        ---------------------------------------     ------------     -------------     --------------

                40 Sales            SouthTrust Treasury Obligation              $    717,031     $     717,031      $         - -
                                      Money Market Fund

                65 Purchases        SouthTrust Treasury Obligation                   539,072               - -                - -
                                      Money Market Fund

                 9 Sales            VBA Wealth Building Fund                         406,904           528,683            121,779

                18 Purchases        VBA Wealth Building Fund                         226,473               - -                - -

                 3 Sales            VBA Aggressive Appreciation Fund                  33,207            41,614              8,407

                25 Purchases        VBA Aggressive Appreciation Fund                 461,797               - -                - -

                                       15

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                                CONTRIBUTION PLAN
                                       FOR
                           C & F MORTGAGE CORPORATION

                               Richmond, Virginia

                                FINANCIAL REPORT

                                DECEMBER 31, 1998

                                 C O N T E N T S


                                                                        Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                                              1

FINANCIAL STATEMENTS

  Statement of net assets available for benefits                           2
  Statement of changes in net assets available
    for benefits with fund information                                   3-4
  Notes to financial statements                                         5-11

SUPPLEMENTAL SCHEDULES

  Schedule of assets held for investment purposes                         12
  Supplemental schedule of reportable transaction                         13

                          INDEPENDENT AUDITOR'S REPORT





To the Board of Directors
Virginia Bankers Association Defined Contribution
  Plan for C & F Mortgage Corporation
Richmond, Virginia


         We have audited the accompanying statement of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for C & F Mortgage Corporation as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Winchester, Virginia
May 25, 1999

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C & F MORTGAGE CORPORATION

                 Statement of Net Assets Available for Benefits
                           December 31, 1998 and 1997





                                                                                        1998                 1997
                                                                                  --------------       --------------
       Assets

Investments, at fair value:
  Common collective trusts                                                         $      888,368       $      399,253
  Treasury obligation money market fund                                                    29,580               13,586
                                                                                   --------------       --------------
           Total investments                                                       $      917,948       $      412,839
                                                                                   --------------       --------------

Receivables:
  Employer                                                                         $      185,000       $       50,000
  Participant                                                                              23,033                9,998
                                                                                   --------------       --------------
           Total receivables                                                       $      208,033       $       59,998
                                                                                   --------------       --------------

Cash                                                                               $           66       $           24
                                                                                   --------------       --------------

           Total assets                                                            $    1,126,047       $      472,861

Liabilities and Net Assets Available for Benefits

  Other liabilities                                                                        30,482               12,488
                                                                                   --------------       --------------

           Net assets available for benefits                                       $    1,095,565       $      460,373
                                                                                   ==============       ==============


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C & F MORTGAGE CORPORATION

                  Statement of Changes in Net Assets Available
                       for Benefits with Fund Information
                      For the Year Ended December 31, 1998



                                         VBA
                                  VBA   Capital        VBA          VBA            VBA
                                Current Preser-     Moderate       Wealth       Aggressive    Employer
                                Income  vation       Growth       Building     Appreciation    Stock
                                 Fund    Fund         Fund         Fund            Fund        Fund        Cash           Total
                              --------- ---------  ----------   -----------   ------------  ----------   ----------  -------------

Assets
  Additions to net assets
    attributable to:
      Investment income
        Net appreciation
          in fair value of
          investments        $     129    $     69  $   4,388   $   24,571    $     51,547   $     - -   $     - -    $     80,704
        Interest                   - -         - -        - -          - -             - -         - -       1,234           1,234
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------
                             $     129    $     69  $   4,388   $   24,571    $     51,547   $     - -   $   1,234    $     81,938
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------

Contributions
  Employer                   $   1,695    $    - -  $  20,122   $   56,315    $    106,868   $     - -   $     - -    $    185,000
  Participants                   3,690         230     54,451      136,142         240,257         - -         - -         434,770
  Rollover contributions           - -         - -      3,798        4,781          28,346         - -         - -          36,925
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------
                             $   5,385    $    230  $  78,371   $  197,238    $    375,471   $     - -   $     - -    $    656,695
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------

       Total additions       $   5,514    $    299  $  82,759   $  221,809    $    427,018   $     - -   $   1,234    $    738,633
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------

Deductions
  Deductions from net
   assets attributable to:
     Benefits paid to
      participants           $     - -    $    288  $   6,023   $   15,191    $     81,007   $     - -   $     - -    $    102,509
     Unallocated forfeitures       - -         - -        - -          101             831         - -         - -             932
       Total deductions      $     - -    $    288  $   6,023   $   15,292    $     81,838   $     - -   $     - -    $    103,441
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------

  Net increase prior to
    interfund transfers      $   5,514    $     11  $  76,736   $  206,517    $    345,180   $     - -   $   1,234    $    635,192
  Interfund transfers                6         (44)   (46,815)      23,781         (57,697)     82,003      (1,234)            - -
                             ---------    --------  --------    ----------    ------------   ---------   ---------    ------------

  Net increase (decrease     $   5,520   $     (33) $  29,921   $  230,298    $    287,483   $  82,003   $     - -    $    635,192

Net assets available for benefits
  Beginning of period            2,413         274     24,576      148,984         284,126         - -         - -         460,373
                             ---------    --------  ---------   ----------    ------------   ---------   ---------    ------------

  End of period              $   7,933    $    241  $  54,497   $  379,282    $    571,609   $  82,003   $     - -    $  1,095,565
                             =========    ========  =========   ==========    ============   =========   =========    ============


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C & F MORTGAGE CORPORATION

                  Statement of Changes in Net Assets Available
                       for Benefits with Fund Information
                      For the Year Ended December 31, 1997


                                                    VBA
                                       VBA        Capital      VBA           VBA            VBA
                                      Current     Preser-    Moderate      Wealth        Aggressive
                                      Income      vation      Growth      Building      Appreciation
                                       Fund        Fund        Fund         Fund            Fund        Cash         Total
                                    ----------   ---------   ---------  ------------   ------------   ----------  -------------

Assets
  Additions to net assets
    attributable to:
      Investment income
        Net appreciation
          in fair value of
          investments              $      151    $     190   $   2,476   $   22,313    $     33,498   $     - -    $   58,628
      Interest                            - -          - -         - -          - -             - -         611           611
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------
                                   $      151    $     190   $   2,476   $   22,313    $     33,498   $     611    $   59,239
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------

Contributions
  Employer                         $      101    $     464   $   8,168   $   14,064    $     27,203   $     - -    $   50,000
  Participants                            348        1,768      30,268       54,285         113,253         - -       199,922
  Rollover contributions                  - -          - -         - -        3,777           4,094         - -         7,871
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------
                                   $      449    $   2,232   $  38,436   $   72,126    $    144,550   $     - -    $  257,793
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------

       Total additions             $      600    $   2,422   $  40,912   $   94,439    $    178,048   $     611    $  317,032
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------

Deductions
  Deductions from net assets
   attributable to:
    Benefits paid to participants  $      518     $    532   $   2,933   $   44,939    $     23,827   $     - -    $   72,749
    Unallocated forfeitures                 3          - -         - -          - -               2         - -             5
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------
       Total deductions            $      521    $     532   $   2,933   $   44,939    $     23,829   $     - -    $   72,754
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------

  Net increase prior to
    interfund transfers            $       79    $   1,890   $  37,979   $   49,500    $    154,219   $     611    $  244,278
  Interfund transfers                       6       (2,431)    (19,220)         189          22,067        (611)          - -
                                   ----------    ---------    ---------  ----------    ------------   ---------    ----------

       Net increase (decrease)     $       85    $   (541)   $  18,759   $   49,689    $    176,286   $     - -    $  244,278

Net assets available for benefits
  Beginning of period                   2,328          815       5,817       99,295         107,840         - -       216,095
                                   ----------    ---------   ---------   ----------    ------------   ---------    ----------

  End of period                    $    2,413    $     274   $  24,576   $  148,984    $    284,126   $     - -    $  460,373
                                   ==========    =========   =========   ==========    ============   =========    ==========


See Notes to Financial Statements.
                                       4

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C & F MORTGAGE CORPORATION

                          Notes to Financial Statements




Note 1.        Description of the Plan

               The following description of the Virginia Bankers Association Defined Contribution Plan for C & F Mortgage Corporation (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                     General

                        The Plan is a defined contribution plan maintained by C & F Mortgage Corporation pursuant to the provisions of
                        Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                        Effective January 1, 1999, the Plan was restated to include the investment option of C & F Financial Corporation Stock (Employee Stock) registered under the Securities Act of 1933. Prior to restatement, the Plan was known as the C & F Mortgage Corporation 401(k) Plan.

                     Contributions

                        Each participant may elect to defer from 1% to 15% of their pretax annual compensation, as defined in the Plan. The Company may also make a discretionary profit sharing contribution, determined annually by the Board of Directors. The contribution is allocated in proportion of a participant's contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company were
                        $185,000 and $50,000 during the plan years ended December 31, 1998 and 1997, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Code.

                          Notes to Financial Statements





                     Participants' Accounts

                        Each   participant's   account  is  credited   with  the
                        participant's contribution and allocations of the Company's contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                     Vesting

                        The Plan's vesting provision provides that participants are immediately 100% vested in their elective contributions and earnings thereon. Vesting in the Company's contributions occurs as follows:

                                                                      Vested Interest
                                                            Prior        Effective
                               Number of Years of          January 1,   January 1,
                                Vesting Service              1998          1998
                           -----------------------------   ----------   --------------

                           Less than 1 year                     0%           0%
                           1 year but less than 2 years        25%           0%
                           2 years but less than 3 years       50%          25%
                           3 years but less than 4 years       75%          50%
                           4 years but less than 5 years      100%          75%
                           5 years or more                    100%         100%

                     Investment Options

                        All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into separate investment funds established in the Trust Fund. The following provides a brief description of each available investment option as stated in the summary plan description:

                              Current Income Fund - This investment fund is invested primarily in short-term and intermediate-term bond funds that the Investment Manager considers appropriate from time to time. This investment fund will generally earn higher income than money market instruments or certificates of deposit. While the investment division is designed to emphasize safety and stability, its value may in fact decrease.

                              Capital Preservation Fund - This investment fund is invested primarily in corporate and government funds that the Investment Manager considers appropriate from time to time. Generally, the funds will be selected for their income and relative stability in the price of fund shares. This investment division will also contain a small stock component which provides some potential for growth. While this investment division is designed to safeguard your principal investment, its value generally will fluctuate up and down based on market conditions.

                              Moderate Growth Fund - This investment fund is invested in bond and stock funds that the Investment Manager considers appropriate from time to time. Generally, this investment fund will maintain a strong commitment to bond funds to provide current income and help stabilize the portfolio for inordinate swings in value. The value of this investment fund generally will fluctuate up and down based on market conditions.

                              Wealth Building Fund - This investment fund is invested in a diversified mix of stock and bond funds that the Investment Manager considers appropriate from time to time. Generally, this investment fund is designed to build assets and protect against inflation over the long run. The value of this investment fund generally will fluctuate up and down based on market conditions.

                              Aggressive Appreciation Fund - This investment fund is invested exclusively in stock funds that the Investment Manager considers appropriate from time to time. This investment fund is designed to provide the highest growth potential. Stock funds offer the greatest opportunity for significant gains and correspondingly, the highest degree of risk of loss in value.

                              Employer  Stock  Fund - This  investment  fund  is
                              invested exclusively in common stock of C & F Financial Corporation ("Employer Stock") and such temporary cash investments as the named Fiduciary considers appropriate from time to time. Generally, this investment fund will be invested 50% to 100% in Employer Stock. Investment in C & F Financial Corporation stock is available beginning January 1, 1999.

                        A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the Employer Stock Fund, the remaining balance and future contributions may be invested in one other investment fund. Participants may change their investment options quarterly and any investment direction will apply to your entire account balance and to any future contributions made by you or on your behalf. If no option is selected the account balance and any contributions will be placed into the Current Income Fund, the fund with the least potential for loss of principal value and correspondingly, the lowest anticipated return. The statement for changes in net assets available for plan benefits discloses all activity per individual funds directed by participants.

                     Payment of Benefits

                        Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

                     Forfeited Accounts

                        At December 31, 1998, forfeited nonvested accounts totalled $937. These accounts will be used to reduce future employer contributions.


Note 2.        Summary of Accounting Policies

               Basis of Accounting

                  The financial statements of the Plan are prepared under the accrual method of accounting.

               Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Investment Valuation and Income Recognition

                  The Plan's investments in collective trusts are stated at contract value. Contract values as stated by Virginia Bankers Association Benefits Corporation (VBA), Plan Trustee, are determined by closing quoted market prices of the underlying securities and therefore approximate fair value at the end of the Plan year.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                  In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for plan benefits.

               Benefit Payments

                  Benefit payments are recorded when paid.


Note 3.        Plan Termination

               Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are 100 percent vested in the portion of his or her account not previously vested.

Note 4.        Investments

               The  Plan's   investment   assets  are  held  by  the  custodian,
               SouthTrust Asset Management Company of Georgia, N.A.

               The following table presents the fair value of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                 December 31, 1998                        December 31, 1997
                                         ------------------------------------     ----------------------------------
                                              Number of                                 Number of
                                              Shares/Face             Fair             Shares/Face         Fair
                                                 Amount               Value              Amount            Value

  Investment at fair value as determined
    by quoted market price:
      Common Collective Trust Funds:
       VBA Current Income Fund                         51         $       5,721                20      $     2,196
       VBA Capital Preservation Fund                    2                   241                 5              648
       VBA Moderate Growth Fund                       546                73,216               182           22,515
       VBA Wealth Building Fund                     2,039               289,916             1,025          131,181
       VBA Aggressive Appreciation
         Fund                                       3,407               519,274             1,803          242,713
                                                               ----------------                        -----------
                                                               $        888,368                        $   399,253
                                                               ----------------                        -----------
       SouthTrust Treasury Obligation
         Money Market Fund                         29,580      $         29,580            13,586      $    13,586
                                                               ----------------                        -----------
              Total investment
                at fair value                                  $        917,948                        $   412,839
                                                               ================                        ===========


Note 5.        Tax Status

               The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the Master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Note 6.        Party-in-Interest

               The majority of the Plan's assets are invested in common collective trust funds which are managed by the Virginia Bankers Association Benefits Corporation, Plan administrator and trustee of the Plan. Therefore, transactions in these funds qualify as a party-in-interest. Fair market value of these funds are based on closing market quotes of the underlying securities and fees charged for services by the party-in-interest are based on customary rates for such services.


Note 7.        Year 2000 Issue

               The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that has time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Management is aware of potential problems, not only to its own systems, but also the potential effects to the Plan of malfunctions in systems of its trustees and custodian.


Note 8.        Administrative Expenses

               Certain administrative expenses are absorbed by C & F Mortgage Corporation, the Plan sponsor. Total administrative expenses paid by the Plan sponsor were $4,598 and $4,040 for the Plan years ended December 31, 1998 and 1997, respectively.


Note 9.        Significant Amendments and Events

               Investment in C & F Financial Corporation stock is available beginning January 1, 1999. No stock has been purchased as of December 31, 1998, however allocations into the stock fund have occurred based on participants direction in anticipation of the stock purchases. Funds of the stock fund are held in a money market account until stock purchase is initiated.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C & F MORTGAGE CORPORATION

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1998



                                                                                                     Fair
       Description of Asset                        Type of Asset                Cost                 Value
------------------------------------------     ----------------------       ---------------      --------------

VBA Current Income Fund                        Common Collective
                                                 Trust Fund                 $         5,475      $        5 ,21

VBA Capital Preservation Fund                  Common Collective
                                                 Trust Fund                             226                 241

VBA Moderate Growth Fund                       Common Collective
                                                 Trust Fund                          68,287              73,216

VBA Wealth Building Fund                       Common Collective
                                                 Trust Fund                         247,061             289,916

VBA Aggressive Appreciation Fund               Common Collective
                                                 Trust Fund                         438,615             519,274

SouthTrust Treasury Obligation
  Money Market Fund                            Cash Equivalent                       29,580              29,580
                                                                             --------------      --------------
                                                                             $      789,244      $      917,948
                                                                             ==============      ==============

                                       12

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR C & F MORTGAGE CORPORATION

                Supplemental Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998



   Number of                                                               Purchase             Selling                Net
  Transactions                Description of Asset                           Price               Price              Gain (Loss)
--------------          ----------------------------------            ---------------       ---------------       ---------------

  30  Sales              SouthTrust Treasury Obligation               $       558,380       $       558,380       $           - -
                          Money Market Fund

  44  Purchases          SouthTrust Treasury Obligation                       574,374                   - -                   - -
                          Money Market Fund

   4  Sales              VBA Moderate Growth Fund                              14,903                16,056                 1,153

  15  Purchases          VBA Moderate Growth Fund                              62,369                   - -                   - -

   6  Sales              VBA Wealth Building Fund                              13,317                15,687                 2,370

  15  Purchases          VBA Wealth Building Fund                             149,858                   - -                   - -

   5  Sales              VBA Aggressive Appreciation Fund                      40,639                47,790                 7,151

  15  Purchases          VBA Aggressive Appreciation Fund                     272,820                   - -                   - -


                                       13